Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No.3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN: L85195TG1984PLC004507

Tel:  +9140 4900 2900

Fax: +9140 4900 2999

Email: mail@drreddys.com

www.drreddys.com

April 20, 2016

BSE Limited	The National Stock Exchange of India Limited
Department of Corporate Services Listing Department P J Towers Dalal Street Mumbai - 400 001 Scrip Code: 500124	Listing Department Exchange Plaza Plot no. C/1, G Block Bandra-Kurla Complex, Bandra (E) Mumbai - 400 051 Scrip Code: DRREDDY

Dear Sir/Madam,

Sub:	Buyback of equity shares of Rs. 5/- each (“Share”) of Dr. Reddy’s Laboratories Limited (“Company”) at a maximum price of Rs. 3,500/- per share for a maximum amount of Rs. 15,69,41,71,500 (Rupees One Thousand Five Hundred Sixty Nine Crores Forty One Lacs Seventy One Thousand Five Hundred only) via the open market through stock exchanges (“Buyback”)

With reference to the captioned subject matter, the Company hereby submits the daily report pursuant to Regulation 15(i) of the SEBI (Buy Back of Securities) Regulations, 1998 regarding equity shares bought back on April 20, 2016:

Name of the Broker	Number of Equity Shares Bought Back on (20/04/2016)		Total shares bought back	Average Price of Acquisition (Rs.)
	BSE	NSE
Kotak Securities Limited (A)	NIL	50,000	50,000	3,114.14
Cumulative Equity Shares bought as on Yesterday (upto 18/04/2016) (B)				1,41,000
Less : Quantity Closed Out Today (C)				N.A
Quantity Closed Out as on Yesterday (D)				N.A
Total Quantity closed out (E=C+D)				N.A
Total Equity Shares bought back as on 20/04/2016 (A) +(B) – (E)				1,91,000

Please note that the total amount earmarked for Buyback by the Company is Rs. 15,69,41,71,500 (Rupees One Thousand Five Hundred Sixty Nine Crores Forty One Lacs Seventy One Thousand Five Hundred only) (excluding brokerage, transaction charges and taxes, if any), out of which the Company has utilized Rs. 58,95,52,717.7 (Rupees fifty eight crores ninety five lakhs fifty two thousand seven hundred and seventeen only) on cumulative basis for Buyback (excluding brokerage, transaction charges and taxes, if any) till date 20/04/2016. The indicative maximum number of equity shares to bought back would be 44,84,049 at the proposed Maximum Buyback price and at Maximum Buyback size.

For Dr. Reddy’s Laboratories Limited

/s/ Sandeep Poddar
Sandeep Poddar Company Secretary

CC: New York Stock Exchange Inc. (Stock Code: RDY)